November 19, 2007

Mr. Yu Chang, President
China Agritech, Inc.
Room 301   No.11
Building No.1   Zone of Future Business Center
1st. Street of Wuliqiao Road, China   100024

      RE: **China Agritech, Inc.**
          Amendment No. 1 to
          Registration Statement on Form S-1
          Filed October 19, 2007
          File No. 333-145562

Dear Mr. Chang:

We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Prospectus Summary, page 4

1. We note your response to prior comment 13 of our letter dated September 26, 2007. However, the revised disclosures regarding your net income for the six months ended June 30, 2007 and 2006 are now incorrect. In addition, we note that the disclosures on page 24 regarding the quarterly period ended March 31, 2007 are also inconsistent with the amounts reported in your Form10-Q for this period. Please revise as appropriate and ensure that your disclosures throughout the registration statement are consistent with the amounts included in your

periodic reports and with the financial statements included in the registration statement.

Our Competitive Strengths, page 37

2. In the initial sub-section, "Strong Market Position", please explain the reference to "often referred to". Identify the source of the company being "one of the top-10 organic fertilizer manufacturers.

General

3. As previously requested in the staff's comment #3 from our letter dated September 26, 2007, please update your disclosure to include the latest material information outlined in several recent press releases, including but not limited to information about the new sales contract with Sinochem Fertilizer Co., Ltd.. Please insure that all material contracts are filed as exhibits to the registration statement as required by Item 601(b) of Regulation S-K.

Part II.

Item 16. Exhibits

Exhibit 5. Opinion of Counsel

4. Please represent in the response letter accompanying the next amendment or revise your legality opinion to indicate that the opinion opines upon Delaware law including the statutory provisions, all applicable provisions of the Delaware Constitution and all reported judicial decisions interpreting those laws.

Closing Comments

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provide any requested supplemental information. Detailed cover

Yu Chang
China Agritech, Inc.
November 19, 2007
Page 3

letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Please contact Angela Halac at (202) 551-3398 with any accounting related questions, and Janice McGuirk at (202) 551-3395 with any other questions.

                      Sincerely,

                      John Reynolds
                      Assistant Director

cc: Joseph R. Tiano, Esq.
     via fax (202) 508-4321

Yu Chang
China Agritech, Inc.
November 19, 2007
Page 4